

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via Email
Mr. Kelly J. Stopher
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

>   **Re: JayHawk Energy, Inc.**
>   **Form 10-K for the Fiscal Year ended September 30, 2011**
>   **Filed February 15, 2012**
>   **File No. 000-53311**

Dear Mr. Stopher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2011

General

1.   Please revise the cover of your filing to reflect the correct file number of 000-53311, and the correct fiscal year-end of September 30, 2011.

Description of Business and Properties, page 3

2.   Please expand your disclosures to include the information about your oil and gas properties required by Items 1202 through 1208 of Regulation S-K.

Oil and Gas Properties, page 4

Reserves, page 5

3. We note your disclosure stating that an independent third party firm, McDaniel & Associates Consultants, Ltd., prepared your estimates of proved reserves. Please file, as an exhibit to your Form 10-K, a report prepared by this firm which complies with the guidance in Item 1202(a)(8) of Regulation S-K.

4. We note that you have included reserve values for the proved developed, proved undeveloped, and probable reserves in your table on page 5; and for the proved develop producing, proved developed non-producing, proved undeveloped, and probable reserves in your table on page 46. We also note that the values ascribed to the proved developed reserves on page 5 and the proved developed producing reserves on page 46 both coincide with the standardized measure of discounted future net cash flows you report in the last table on page 46. Please revise your tabular information on pages 5 and 46 to address the following points.

- Given the different criteria for computing proved and probable reserves, eliminate all summations of reserve related information for these two categories to comply with Item 1202(a) of Regulation S-K.

- Unless you can show how the reserve values conform with authoritative guidance, e.g. as may apply to computations of the standardized measure of discounted future net cash flows under FASB ASC 932-235-50-31, we expect you will need to remove these disclosures. Please understand that the aforementioned guidance would ordinarily result in a single measure for all *proved* reserves (excluding *probable* reserves). However, since you report separate reserve values for developed non-producing, undeveloped and probable reserves, it appears that either your computation of the standardized measure does not conform with the guidance in FASB ASC 932-235-50-31, or the reserve values do not coincide. If you intend to report a disaggregation of the standardized measure for the various categories of proved reserves, you should utilize an appropriate label for the table values and revise for the totals to agree. If you intend to also report a standardized measure for the probable reserves, you should add disclosure clarifying your intent and describing how you have risk adjusted the amounts, and ensure that this figure is not included in the amount associated with proved reserves and presented to comply with FASB ASC 932-235-50-31.

Financial Statements

Note 22 – Supplemental Oil and Gas Reserve Information, page 45

5.   Please expand your disclosure to include a tabular presentation of changes in the standardized measure of discounted future net cash flows and related details for each period to comply with FASB ASC 932-235-50-35 and 36.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief